UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on manifestation of the Eligibility Committee

—

Rio de Janeiro, July 13, 2022 - Petróleo Brasileiro S.A. – Petrobras informs that the Eligibility Committee (CELEG) resumed today the meeting, started on 07/07/2022, to finalize the analyses of the candidates for the Board of Directors nominated by the controlling shareholder: Mr. Gileno Gurjão Barreto (also nominated as Chairman of the Board); Mr. Edison Antônio Costa Britto Garcia; Mrs. Iêda Aparecida de Moura Cagni; Mr. Jônathas Assunção Salvador Nery de Castro; Mr. Márcio Andrade Weber; Mr. Ricardo Soriano de Alencar; and Mr. Ruy Flaks Schneider and the candidates nominated by minority shareholders: Mr. José João Abdalla Filho and Mr. Marcelo Gasparino da Silva, based on the company's governance rules and applicable legislation.

After CELEG's manifestation, the indications will be considered in an extraordinary meeting of the Board of Directors, which will also deliberate on the calling of the Extraordinary General Meeting.

After the manifestation of CELEG, the indications will be considered in an extraordinary meeting of the Board of Directors, which will also deliberate on the calling of the Extraordinary General Assembly.

The details of the Eligibility Committee's manifestation may be found in the full minutes of the meeting, which will be available for consultation within 7 (seven) working days on Petrobras' Investor Relations site (www.investidorpetrobras.com.br/en).

Facts deemed relevant on the subject will be disclosed to the market in due course.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer